Filed by La Quinta Properties, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: La Quinta Properties, Inc.
Registration No.: 333-71840

La Quinta Properties, Inc. and La Quinta Corporation today jointly issued the following press release.

PRESS RELEASE
	Contact:	Temple Weiss Investor Relations 877-777-6560

LA QUINTA ANNOUNCES SHAREHOLDER APPROVAL OF RESTRUCTURING

Dallas, Texas—December 21, 2001—The La Quinta Companies (NYSE: LQI) ("La Quinta" or "the Companies") announced today that the Companies' shareholders approved the restructuring of La Quinta Corporation and La Quinta Properties, Inc. at special meetings of shareholders held yesterday in Dallas, Texas. Shareholders also approved a new stock option and incentive plan, which will replace the existing equity incentive plans, as well as a new employee stock purchase plan.

As a result of the approved restructuring, La Quinta Properties, Inc. will become a subsidiary of La Quinta Corporation. The restructuring remains subject to customary closing conditions. The Companies expect to close the transaction in January 2002. Following the closing of the transaction, new paired securities, representing common stock of La Quinta Corporation and Class B common stock of La Quinta Properties, Inc., will be issued to shareholders in exchange for their current paired securities on a one-for-one basis. Instructions regarding the exchange of certificates will be delivered to shareholders promptly after the closing of the transaction. La Quinta will continue to trade on the New York Stock Exchange after the closing of the transaction under the ticker symbol "LQI" but under the name La Quinta Corporation.

Francis W. "Butch" Cash, President and Chief Executive Officer, said, "We are pleased to receive the overwhelming support for the restructuring by over 95% of our voting shareholders. The new corporate structure will allow us to pursue growth opportunities in our lodging business while maintaining La Quinta Properties, Inc.'s advantageous REIT status. We look forward to continuing with our plans to enhance the value of La Quinta."

ABOUT THE LA QUINTA COMPANIES

The La Quinta Companies (NYSE: LQI), headquartered in Dallas, Texas, consist of La Quinta Properties, Inc., a real estate investment trust, and La Quinta Corporation. La Quinta owns, operates or franchises over 300 La Quinta® Inns and La Quinta® Inn & Suites in 30 states. The Companies' real estate holdings also include assisted living and other healthcare facilities. Today's news release, as well as other information about La Quinta, is available on the Internet at www.laquinta.com.

Certain matters discussed herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Companies, consisting of La Quinta Properties, Inc. ("Realty") and La Quinta Corporation ("Operating"), intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements, and are including this statement for purposes of complying with these safe harbor provisions. Although the Companies believe the forward-looking statements are based on reasonable assumptions, the Companies can give no assurance that their expectations will be attained. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, without limitation, the Companies' ability to realize the anticipated benefits of the restructuring, including the growth of its lodging business, the ability to fulfill the closing conditions on the proposed terms by the anticipated date of the closing, competition in franchising the Companies' brands, the ultimate outcome of certain litigation filed against the Companies, the enactment of legislation further impacting the Companies' status as a paired share real estate investment trust ("REIT") or Realty's status as a REIT, the continued ability of Realty to qualify for taxation as a REIT and other risks detailed from time to time in the Companies' other press releases, the filings of Realty and Operating with the Securities and Exchange Commission ("SEC"), including, without limitation, the risks described in Item 7 of the Joint Annual Report on Form 10-K entitled "Certain Factors You Should Consider." The Companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This material is not a substitute for the joint proxy statement/prospectus La Quinta Corporation and La Quinta Properties, Inc. have filed with the Securities and Exchange Commission. Investors are urged to read the joint proxy statement/prospectus which contains important information, including detailed risk factors. The joint proxy statement/prospectus and other documents filed by La Quinta Corporation and La Quinta Properties, Inc. with the Securities and Exchange Commission are available free of charge at the SEC's website (www.sec.gov) or by directing a request to La Quinta Corporation, 909 Hidden Ridge, Suite 600, Irving, Texas, Attn: Investor Relations, telephone (877) 777-6560; or by directing a request to La Quinta Properties, Inc., 909 Hidden Ridge, Suite 600, Irving, Texas, Attn: Investor Relations, telephone (877) 777-6560.

The La Quinta Companies, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of La Quinta Corporation and La Quinta Properties, Inc. and their ownership of La Quinta Corporation and La Quinta Properties, Inc. stock is set forth in the joint proxy statement/prospectus filed by The La Quinta Companies.

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THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT AND PROSPECTUS LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. FILED ON NOVEMBER 8, 2001 WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE RESTRUCTURING, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT AND PROSPECTUS AND OTHER DOCUMENTS FILED BY LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO LA QUINTA PROPERTIES, INC., 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, 75038 ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560.